EXHIBIT 99.1

Foremost Clean Energy Announces Positive Radon Survey Results on its Wolverine Uranium Property, Athabasca Basin, Saskatchewan

Highlights Include:

  Elevated linear radon trends including a one-kilometer-long anomaly trending northeast
  Second anomaly detected in the northeast portion of the grid, both of which remain open along strike
  Survey results reinforce the property’s exploration potential

VANCOUVER, British Columbia, Aug. 27, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”) is pleased to announce the results of its recently completed radon survey, at the Wolverine Uranium Property (“Wolverine”), located in the world-renowned Athabasca Basin region of northern Saskatchewan, approximately 15 kilometers southeast of the Cigar Lake Mine site (see Figure 1). The radon survey, previously announced on June 25, 2025, was conducted by RadonEx Ltd. consisting of both radon flux monitoring over land and a small radon-in-water component to test adjacent wetlands. A total of 893 data points were collected over the survey grid. The survey grid was designed to cover two potential faults which may explain the notable unconformity offset1 observed on the property (see Figure 2).

Jason Barnard, President and CEO states "These survey results provide strong evidence that the interpreted structures at Wolverine are associated with elevated radon anomalies which may suggest the presence of subsurface uranium. This strengthens our confidence that the property has the right geological setting to host high-grade unconformity-style uranium mineralization. With these results in hand, our technical team will now integrate the radon data with historical geophysical and drill information to refine high-priority drill targets for future testing. We look forward to advancing Wolverine, which looks like another highly promising project to the ten-project portfolio we have optioned from Denison Mines. We are eager to advance our understanding of this site and systematically unlock any significant mineral potential.”

Radon Survey Results and Structural Interpretation

Radon surveying is geochemical approach which leverages the relationship between radon gas emissions and the presence of subsurface uranium. As uranium decays, it produces radon gas as one of its daughter products. Because radon is a gas, it can migrate toward the surface, particularly along faults and fractures, where it can be detected and measured.

Results from the radon flux monitoring identified elevated radon trends within the property, including a one-kilometer-long anomaly trending northeast and a second anomaly in the northeast portion of the grid, both of which remain open along strike (see Figure 3).

To better visualize survey results, Foremost has ranked all radon flux values relative to the highest value collected during the program. The maximum value is ranked “10”, with all other results scaled accordingly. This ranked dataset highlights a pronounced NNE-trending radon anomaly that closely coincides with an interpreted structural feature on the property (see Figure 3). While the radon trend closely parallels the structure, it is slightly offset, which is expected given that the structure is interpreted from magnetics reflecting basement rocks, whereas radon values are measured at surface. This correlation suggests that the structure may be fertile and represents a compelling target for future drill programs.

About the Wolverine Property

Wolverine is part of Foremost’s unique collaboration with Denison Mines Corp. (TSX: DML, NYSE American: DNN) and consists of three mineral claims totaling 12,444 acres (5,036 hectares). Historic work has been conducted on Wolverine by various companies including geophysical surveys and drilling programs. Previous exploration identified uranium mineralization, including drill hole WL10-01 that intersected 2,087 ppm U over 0.1 meters2. Numerous airborne and ground-based geophysical surveys suggest a complex, structural architecture on the property. Drilling from 2011-2014 indicates up to 50m of unconformity displacement. The controlling fault is non-conductive and its precise location is uncertain.

Next Steps

Foremost intends to integrate the results with historical geochemical and geophysical data to refine high-priority drill targets, which could form the basis for future drill testing of the property.

Figure 1. Wolverine Property in Regional Context

Figure 2. Wolverine Property Compilation Map

Figure 3. Wolverine Property Radon Survey Results Map

Qualified Person

The technical content of this news release has been reviewed and approved by Cameron MacKay, P. Geo., Vice President of Exploration for Foremost Clean Energy Ltd., and a Qualified Person under National Instrument 43-101, who has prepared and reviewed the content of this press release.

A qualified person has not performed sufficient work or data verification to validate the historical results in accordance with National Instrument 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the property’s potential and are relevant for any future exploration program.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option holds an option from Denison Mines Corp. (“Denison”) to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to statements regarding expectations with respect to energy and uranium demand and the Company’s exploration plans and objectives. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. Please refer to the Company’s most recent filings under its profile on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproves the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

1 Unconformity Offset Interpreted from drillhole logs. See Saskatchewan Mineral Assessment Files 74H053, 74H15-0068 and 74H10-0071
2 See Saskatchewan Mineral Assessment File 74H15-0068.

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